December 22, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler
Mr. Greg Belliston
Mr. Todd Sherman
Mr. Donald Abbott

Re:	NightHawk Radiology Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 25, 2005
File No. 333-128820

Gentlemen:

On behalf of NightHawk Radiology Holdings, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated December 8, 2005 relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-128820) filed with the Commission on November 25, 2005.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement. For the convenience of the Staff, we are enclosing marked copies, complete with exhibits, of Amendment No. 3.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form S-1

Pro Forma Condensed Combined Financial Data, page 27

1.	We acknowledge your response to previous comment 11. We look forward to your revised disclosures in Amendment No. 3 to the Registration Statement that will provide price-related information.

The Company anticipates that price-related information will be included in Amendment No. 4 to the Registration Statement.

Selected Consolidated Financial Data, page 29

2.	Please disclose the amount of cash dividends declared per common share as required by Rule 301 of Regulation S-K.

In response to the Staff’s comment, the Company has disclosed the amount of cash dividends declared per common share on page 30 of Amendment No. 3.

Certain Relationships and Related Party Transactions, page 80

3.	We note the revisions pursuant to comment 16. Did Dr. Berger, Mr. Huber, and Mr. Berger receive any consideration when they surrendered shares to NightHawk Radiology Holdings, Inc.? If so, please disclose. Also, please disclose the approximate dollar value placed on the shares issued to Dr. Cooney.

In response to the Staff’s comment, the Company supplementally advises the Staff that Dr. Berger, Mr. Huber or Mr. Berger did not receive any consideration when they surrendered shares to the Company. In addition, the Company has disclosed the approximate value of the shares issued to Dr. Cooney on page 80 of Amendment No. 3.

NightHawk Radiology Holdings, Inc. and Subsidiaries Financial Statements

Notes to Consolidated Financial Statements, page F-9

Note 1. The Company, page F-9

Recapitalization, page F-9

4.	We acknowledge your response to previous comment 18. We are still evaluating your response to this comment and may require additional information as a result of that evaluation.

The Company acknowledges the Staff’s comment.

Note 3. Acquisitions, page F-15

American Teleradiology Nighthawks, Inc., page F-16

5.	Please expand your disclosures to clarify the basis used by management to determine the value assigned to the common stock issued in the purchase. Please refer to previous comment 25 in our November 1, 2005 letter.

In response to the Staff’s comment, the Company has expanded the disclosures on page F-16 of Amendment No. 3 regarding the determination of the value of the common stock issued to American Teleradiology Nighthawks, Inc.

Note 9. Employee Benefits and Stock Plan, page F-17

6.	We continue to consider your response to previous comment 52 in our November 1, 2005 letter. As previously stated, we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed.

The Company acknowledges the Staff’s comment.

American Teleradiology Nighthawks, Inc. Financial Statements, page F-40

7.	Please update the interim historical financial statements to September 30, 2005 as required by Rule 3-05 of Regulation S-X, consistent with the interim financial information in the Unaudited Pro Forma Condensed Combined Financial Information.

In response to the Staff’s comment, the Company has updated the interim historical financial statements of American Teleradiology Nighthawks, Inc. This update includes ATN’s statements of operations, stockholders’ equity and cash flows for the nine months ended September 30, 2004 and 2005. ATN’s balance sheet as of September 30, 2005 has been omitted because, due to the completion of the acquisition on September 30, 2005, such information is included in the Company’s balance sheet of that date.

NightHawk Radiology Holdings, Inc. and American Teleradiology Nighthawks, Inc.

Unaudited Pro Forma Condensed Combined Financial Information Overview, F-50

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page F-53

Note 1: Purchase Price, page F-53

8.	Please state, if true, that in management’s opinion the preliminary allocation of purchase price is not expected to materially differ from the final amounts; otherwise, present additional pro forma information to give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X. This comment also applies to your disclosure in Note 3 on page F-17. Please refer to previous comment 26 in our November 1, 2005 letter.

In response to the Staff’s comment, the Company has provided the requested disclosures on pages F-17 and F-54 of Amendment No. 3.

Please direct your questions or comments regarding this letter or Amendment No. 3 to the undersigned or Mark J. Handfelt or Mark A. Callon of this office at (206) 883-2500. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Patrick J. Schultheis

Patrick J. Schultheis

Enclosures

cc:	Paul E. Berger, M.D.

Paul E. Cartee, Esq.

NightHawk Radiology Holdings, Inc.

Mark J. Handfelt, Esq.

Mark A. Callon, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas, Esq.

Davis Polk & Wardwell